Execution Copy

SUBSCRIPTION AGREEMENT
(NON-BROKERED)

TO:        TRILLIUM THERAPEUTICS INC. (the “Company”)

The undersigned (the “Subscriber”) hereby irrevocably subscribes for, and the Company hereby irrevocably accepts the subscription by the Subscriber for, the number of common shares (“Common Shares”) and/or Series 2 non-voting convertible first preferred shares (“Preferred Shares”) of the Company (collectively, the “Shares”) for the aggregate subscription price set forth below, representing a subscription price of US$8.50 per Common Share and US$8.50 per Preferred Share, upon and subject to the terms and conditions set forth in this Subscription Agreement, including the “Terms of Offering” attached hereto. In addition to this face page, the Subscriber must also complete all applicable schedules attached hereto.

INSTRUCTIONS

In addition to this face page, the Subscriber must also complete all applicable schedules attached hereto.

Number of Common Shares subscribed: ________x US$8.50 = ________
(Name of Subscriber)
Number of Preferred Shares subscribed: ________ x US$8.50 = ________
Account Reference (if applicable): ________________________
Aggregate Subscription Price: ________________________________
By: ________________________________________________

Please complete if you are purchasing as agent or trustee for a principal (beneficial purchaser) (a “Disclosed Principal”) and are not purchasing as agent or trustee for accounts fully managed by you:
(Official Capacity or Title – if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the

Subscriber printed above.)
(Name of Disclosed Principal)

(Subscriber’s Residential Address, including Province/State and Postal/ZIP Code)

(Disclosed Principal’s Residential Address including Province/State and Postal/ZIP Code)

(Telephone Number)
(Disclosed Principal’s Telephone Number)

(E-mail Address)

Account Registration Information:	Delivery Instructions as set forth below:

[ ] Same address as account registration, or
(Name)

(Account Reference, if applicable)

(Name)
(Address, including Postal/ZIP Code)

Number and kind of securities of the Corporation currently held (directly or	(Account Reference, if applicable)
indirectly, beneficially owned or controlled), including securities convertible into Shares, if any:

(Address including Province/State and Postal/ZIP Code)

(Contact Name)

Is the Subscriber an insider of the Corporation? [ ] Yes [ ] No

Is the Subscriber a registrant of the Corporation? [ ] Yes [ ] No

                   (“Insider” includes: (a) a director or an officer of the Corporation; (b) a director or an officer of a person that is itself an insider or a subsidiary of the Corporation; or (c) a person that has (i) beneficial ownership of, or control or direction over, directly or indirectly, or (ii) a combination of beneficial ownership of, and control or direction over, directly or indirectly, securities of the Corporation carrying more than 10% of the voting rights attached to all outstanding voting securities.

“Registrant” means a person registered or required to be registered under applicable securities legislation in Canada, including a dealer, adviser or investment fund manager.)

AGREED AND ACCEPTED as of the ____ day of ________________, 2017.

TRILLIUM THERAPEUTICS INC.

By: __________________________________________
Authorized Signing Officer

2

TERMS AND CONDITIONS OF SUBSCRIPTION FOR
SHARES OF TRILLIUM THERAPEUTICS INC.

1.                  Definitions and Interpretation

1.1	In this subscription agreement (“Subscription Agreement”):

(a)	“Aggregate Subscription Price” means the aggregate subscription price paid by the Subscriber for the Shares under this Agreement, as set out on the face page of this Agreement;

(b)	“Agreements and Instruments” has the meaning ascribed to such term in Section 4.1(l);

(c)	“Applicable Regulatory Laws” has the meaning ascribed to such term in Section 4.1(v);

(d)	“Articles of Amalgamation” means the Articles of Amalgamation of the company dated January 1, 2017.

(e)	“Authorizations” has the meaning ascribed to such term in Section 4.1(v);

(f)	“Business Day” shall mean a day which is not a Saturday, Sunday or a civic or statutory holiday in Toronto, Ontario;

(g)

“Canadian Securities Laws” means, as applicable, the securities laws, regulations, rules, instruments, rulings, orders and notices in each of the Provinces, the applicable policy statements issued by the securities regulators or regulatory authorities in each of the Provinces, and the rules of the TSX;

(h)	“Closing Date” means November 21, 2017 or such other date or dates as may be determined by the Company;

(i)	“Company” means Trillium Therapeutics Inc., and includes any successor corporation thereto;

(j)	“Disclosed Principal” has the meaning ascribed to such term on the face page of this Subscription Agreement;

(k)	“Environmental Laws” has the meaning ascribed to such term in Section 4.1(w);

(l)	“Exchanges” means the TSX and the NASDAQ Capital Market;

(m)	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

(n)	“FCPA” has the meaning ascribed to such term in Section 4.1(dd);

(o)	“FDA” has the meaning ascribed to such term in Section 4.1(p);

(p)	“Financial Statements” has the meaning ascribed to such term in Section 4.1(a);

(q)	“Governmental Entity” has the meaning ascribed to such term in Section 4.1(l);

(r)	“Governmental Licenses” has the meaning ascribed to such term in Section 4.1(r);

(s)	“Hazardous Materials” has the meaning ascribed to such term in Section 4.1(w);

(t)	“IFRS” means International Financial Reporting Standards, as issued by the International Accounting Standards Board;

(u)

“Insolvent” means, with respect to any person, (i) the present fair saleable value of such person’s assets is less than the amount required to pay such person’s total indebtedness, (ii) such person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) such person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted;

(v)	“Intellectual Property” has the meaning ascribed to such term in Section 4.1(t);

(w)

“Material Adverse Effect” means (i) any material adverse change in the condition, financial or otherwise, or in the earnings, properties, assets, liabilities, operations, results of operations, business affairs or business prospects of the Company and its subsidiaries considered individually and on a consolidated basis, whether or not arising in the ordinary course of business; (ii) any material adverse effect on the transactions contemplated hereby, or (iii) any material adverse effect on the authority or ability of the Company to perform any of its obligations hereunder or consummate the transactions contemplated hereby on a timely basis;

(x)	“NI 45-106” means National Instrument 45-106 - Prospectus Exemptions adopted by the Canadian Securities Administrators, and any successor instrument thereto;

(y)

“person” includes any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

(z)

“Personal Information” means any information about the Subscriber (and, if applicable, the Disclosed Principal) contained in this Subscription Agreement, including information about the Subscriber (and, if applicable, the Disclosed Principal) in any Schedules attached hereto;

(aa)	“Private Placement” has the meaning ascribed to such term in Section 2.1;

(bb)	“Provinces” means the provinces of British Columbia, Alberta, Manitoba, Ontario and Nova Scotia

(cc)

“Public Disclosure Record” means, collectively, each press release issued by the Company or any of its subsidiaries since January 1, 2015 and all of the documents which have been filed by or on behalf of the Company from January 1, 2015 and prior to the Closing Date with the securities regulatory authorities in the Provinces pursuant to the requirements of applicable Canadian Securities Laws, including all documents filed on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators at www.sedar.com; and with the SEC pursuant to the requirements under the Exchange Act filed on the Electronic Data Gathering, Analysis and Retrieval System at www.sec.gov.

(dd)	“Regulation D” means Regulation D under the U.S. Securities Act;

(ee)	“Regulation S” means Regulation S under the U.S. Securities Act;

(ff)	“Repayment Event” has the meaning ascribed to such term in Section 4.1(l);

(gg)	“SEC” means the United States Securities and Exchange Commission;

(hh)	“Securities” means the Shares and the Underlying Shares;

(ii)	“Shares” has the meaning ascribed to such term on the face page of this Subscription Agreement;

(jj)

“Subscriber” means the person purchasing the Shares subscribed for hereunder whose name and address appears on the cover page of this Subscription Agreement, and includes, as applicable, the Disclosed Principal unless the context otherwise requires;

(kk)	“TSX” means the Toronto Stock Exchange;

(ll)	“United States” means the United States of America, its territories and possessions or any state of the United States or the District of Columbia;

(mm)	“Underlying Shares” means the Common Shares issuable upon the conversion of the Preferred Shares in accordance with their terms;

(nn)	“U.S. Accredited Investor” has the meaning set out in Schedule B;

(oo)	“U.S. Person” means U.S. person as defined in Rule 902(k) of Regulation S;

(pp)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

(qq)	“USPTO” has the meaning ascribed to such term in Section 4.1(t);

1.2

For certainty, the parties hereby acknowledge and agree that, if the Subscriber is acting as agent or trustee on behalf of a Disclosed Principal, the words “Subscriber”, “it” and “its”, whenever used in this Subscription Agreement or schedules and appendix attached hereto in relation to representations, warranties, confirmations, acknowledgements, covenants or indemnities mean the Subscriber and, unless the context otherwise requires, the Disclosed Principal.

2.                  Terms of Private Placement

2.1

The Subscriber acknowledges that the Shares subscribed for hereunder form part of a larger offering by the Company of Shares at a price of US$8.50 per Share to raise gross proceeds of up to US$20,000,000, which Shares are to be sold by the Company by private placement directly to Subscribers (the “Private Placement”). The Company hereby represents and warrants as of the date hereof and covenants and agrees from and after the date hereof that none of the terms offered to any person with respect to the purchase of any Shares as part of the Private Placement (each a “Purchase Document”) is or will be more favorable to such person than those of the Subscriber and this Agreement shall be, without any further action by the Subscriber or the Company, deemed amended and modified in an economically and legally equivalent manner such that the Subscriber shall receive the benefit of the more favorable terms contained in such Purchase Document. Notwithstanding the foregoing, the Company agrees, at its expense, to take such other actions (such as entering into amendments to this Agreement) as the Subscriber may reasonably request to further effectuate the foregoing.

2.2

The attributes of the Shares are set forth in the Articles of Amalgamation. Among other things, holders of Preferred Shares have the right to convert all or any of their Preferred Shares into the number of Common Shares and subject to the restrictions set out therein. The issuance of the Shares will not restrict or prevent the Company from obtaining any other financing, or from issuing additional securities or rights to purchase securities, during the period within which the Preferred Shares are convertible.

3.                  Representations, Warranties and Covenants of the Subscriber

3.1

The Subscriber hereby represents, warrants and covenants to the Company (on its own behalf and, for certainty, on behalf of each Disclosed Principal, if applicable) (which representations, warranties and covenants are true and correct as at the date hereof and shall survive the Closing Date) the following, and acknowledges that the Company and its counsel are relying on such representations and warranties in connection with the transactions contemplated herein:

(a)

the Subscriber is resident, or if not an individual, has a head office, in the jurisdiction indicated on the cover page of this Subscription Agreement and such address was not created and is not used solely for the purpose of acquiring Shares. The purchase by and sale to the Subscriber of the Shares, and any act, solicitation, conduct or negotiation directly or indirectly in furtherance of such purchase or sale (whether with or with respect to the Subscriber or any Disclosed Principal) has occurred only in such jurisdiction and in the jurisdiction of the Disclosed Principal and the investment manager, if any, of the Subscriber;

(b)

the Subscriber will not become a “control person” within the meaning of Canadian Securities Laws (generally meaning a person controlling more than 20% of the outstanding Shares) by virtue of the purchase of the Shares, and does not intend to act in concert with any other person to form a control group of the Company in connection with the acquisition of the Shares;

(c)

the Subscriber is an “accredited investor” within the meaning of NI 45 106, it is not an individual and it was not created or used solely to purchase or hold securities as an accredited investor as described in paragraph (m) of the Subscriber Certificate, and the Subscriber has concurrently executed and delivered to the Company the Subscriber Certificate in the form attached as Schedule A to this Subscription Agreement;

(d)	if the Subscriber is, or is subscribing for the account or benefit of, a person in the United States or a U.S. Person:

	(i)	the Subscriber agrees to the additional terms in the United States Purchasers Representation Letter attached as Schedule B hereto; and

(ii)

the Subscriber (and, if applicable, such beneficial purchaser) is a U.S. Accredited Investor and the Subscriber has completed Schedule B hereto and has identified in Schedule B the appropriate category of U.S. Accredited Investor that correctly and in all respects describes the Subscriber (and, if applicable, such beneficial purchaser);

(e)	if the Subscriber is resident in or otherwise subject to the securities laws of a jurisdiction outside of Canada and the United States (the “International Jurisdiction”), then:

	(i)	the Subscriber is knowledgeable of, or has been independently advised as to, any applicable securities laws of the International Jurisdiction which would apply to this subscription;

(ii)

the Company is offering and selling the Shares and the Subscriber is purchasing the Subscriber Shares pursuant to exemptions from the prospectus and registration requirements under the applicable securities laws of the International Jurisdiction or, if such is not applicable, the Company is permitted to offer and sell the Subscriber Shares and the Subscriber is permitted to purchase the Subscriber Shares under the applicable securities laws of such International Jurisdiction without the need to rely on exemptions;

(iii)

the applicable securities laws of the International Jurisdiction do not require the Company to prepare and/or file any documents or be subject to ongoing reporting requirements or seek any approvals of any kind whatsoever in respect of the offer and sale of the Shares to the Subscriber from any regulatory authority of any kind whatsoever in the International Jurisdiction or any other securities laws to which the Subscriber is subject; and

(iv)

the Subscriber will not sell, transfer or dispose of any Securities except in accordance with all applicable laws, including applicable Canadian Securities Laws, the U.S. Securities Act or any applicable state securities laws in the United States, and the Subscriber acknowledges that the Company shall have no obligation to register any such purported sale, transfer or disposition which violates such applicable laws;

(f)

the Subscriber acknowledges that (i) the Shares have not been and will not be registered under the U. S. Securities Act or the applicable securities laws of any state of the United States, (ii) the Shares may not be offered or sold, directly or indirectly, in the United States or to or for the account or benefit of U. S. Persons or persons in the United States without registration under the U.S. Securities Act and any applicable securities laws of any state of the United States or compliance with requirements of an exemption from registration and, accordingly, the Shares are or will be when issued, as applicable, “restricted securities” within the meaning of Rule 144(a)(3) of the U.S. Securities Act, and (iv) the Company has no present intention of filing a registration statement under the U.S. Securities Act in respect of the Shares, except as contemplated under Section 5.9;

(g)

to the Subscriber’s knowledge, the current structure of the Private Placement and all transactions and activities contemplated hereunder is not a scheme to avoid the registration requirements of the U. S. Securities Act;

(h)	the Subscriber acknowledges that:

(i)	no prospectus has been or is intended to be filed by the Company with the Ontario Securities Commission or any other securities commission in connection with the issuance of the Shares,

(ii)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities,

(iii)	there is no government or other insurance covering the Securities and there are risks associated with the purchase of the Securities,

(iv)

there are restrictions on the Subscriber’s ability to resell the Securities imposed by applicable Canadian Securities Laws and U.S. securities laws and it is the responsibility of the Subscriber to find out what those restrictions are and to comply with them before reselling such Securities, and

(v)

the Company has advised the Subscriber that the Company is relying on an exemption from the requirements to provide the Subscriber with a prospectus (and in the case of Subscribers who are not subject to Canadian Securities Laws, to sell securities through a person registered to sell securities under Canadian Securities Laws), and as a consequence of acquiring the Shares pursuant to this exemption:

(A)

certain protections, rights and remedies provided by Canadian Securities Laws and any other applicable securities laws, including statutory rights of rescission or damages, will not be available to the Subscriber;

(B)

the Subscriber may not receive information that might otherwise be required to be provided to the Subscriber under Canadian Securities Laws and any other applicable securities laws, if the exemption was not being used; and

	(C)	the Company is relieved from certain obligations that would otherwise apply under the applicable Canadian Securities Laws and any other applicable securities laws, if an exemption was not being used;

(i)

the Subscriber has not received, nor has the Subscriber requested, nor does the Subscriber have any need to receive, any offering memorandum, or any other document describing the business and affairs of the Company in order to assist the Subscriber in making an investment decision in respect of the Shares and the Subscriber has not become aware of any advertisement in printed media of general and regular paid circulation, radio or television with respect to the distribution of the Shares;

(j)

except for knowledge of the Private Placement, the Subscriber has no knowledge of a “material fact” or “material change” (as those terms are defined under applicable Canadian Securities Laws) in respect of the Company that has not been generally disclosed to the public;

(k)

the Subscriber’s decision to subscribe for the Shares was not based upon, and the Subscriber has not relied upon, any verbal or written representations as to fact made by or on behalf of the Company and their respective directors, officers, employees, agents and representatives other than the Company’s representations set forth in this Agreement. The Subscriber’s decision to subscribe for the Shares was based solely upon this Subscription Agreement (including the Company’s representations set forth in this Subscription Agreement) and information about the Company which is publicly available;

(l)

counsel to the Company, Baker & McKenzie LLP and Goodwin Procter LLP, and their respective directors, officers, employees, agents, partners and representatives assume no responsibility or liability of any nature whatsoever for the accuracy or adequacy of any such publicly available information concerning the Company or as to whether all information concerning the Company that is required to be disclosed or filed by the Company under the Canadian Securities Laws and any applicable securities laws has been so disclosed or filed;

(m)	the Subscriber acknowledges that no person has made to the Subscriber any written or oral representations:

(i)	that any person will resell or repurchase any of the Securities;

(ii)	that any person will refund the purchase price of any of the Securities; or

(iii)	as to the future price or value of any of the Securities;

(n)	the Subscriber acknowledges that

	(i)	it has been independently advised as to restrictions with respect to trading in the Securities imposed by securities legislation in the jurisdiction in which the Subscriber resides, and

	(ii)	no representation has been made to the Subscriber by or on behalf of the Company with respect to the resale of the Securities except as set forth herein;

(o)

the Subscriber will not resell the Securities, except in accordance with the provisions of applicable Canadian Securities Laws and Exchanges’ rules and policies and any other applicable securities laws;

(p)

the Subscriber understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of applicable Canadian Securities Laws and any other applicable securities laws, the Shares subscribed for hereunder will be subject to the following restriction on transfer and any certificates representing such Shares and the Underlying Shares, if issued prior to the expiry of the applicable hold periods, and any certificates issued in exchange or, if applicable, transfer, therefor or in substitution thereof, will bear the following legends in addition to any other U.S. legends that may be required to be endorsed thereon as expressly provided in this Agreement:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [THE DATE THAT IS FOUR MONTHS PLUS ONE DAY FROM THE CLOSING DATE].”;

and with respect to the Common Shares and Underlying Shares,

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE, HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.”

(q)

the Subscriber consents to the Company making a notation on its records or giving instruction to the registrar and transfer agent of the Company’s securities in order to implement the restrictions on transfer set forth and described herein;

(r)

the Subscriber understands and agrees that (i) so long as the Shares and the Underlying Shares are subject to any restriction on transfer, such Securities cannot be traded through the facilities of the Exchanges since such Securities are not freely transferable and consequently are not “good delivery” in settlement of transactions on the Exchanges, and (ii) the Exchanges would deem the selling security holder to be responsible for any loss incurred on a sale made by the seller in such Securities;

(s)	the Subscriber has not received, nor does it expect to receive, any financial assistance from the Company, directly or indirectly, in respect of the Subscriber’s subscription for the Shares;

(t)	if the Subscriber is an individual, the Subscriber is of the full age of majority and is legally competent to execute this Subscription Agreement and take all action pursuant hereto;

(u)

if the Subscriber is a corporation, partnership, unincorporated association or other entity, it has the legal capacity to enter into and be bound by this Subscription Agreement and the Subscriber further certifies that all necessary approvals of directors, shareholders or otherwise have been given and obtained in connection with the Subscriber’s purchase of the Shares;

(v)

this Subscription Agreement has been duly and validly authorized, executed and delivered by and constitutes a legal, valid, binding and enforceable obligation of the Subscriber (except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law);

(w)

if the Subscriber is acting as agent or trustee (including, for greater certainty, a portfolio manager or comparable adviser) for a principal, the Subscriber is duly authorized to execute and deliver this Subscription Agreement and all other necessary documents in connection with such subscription on behalf of such principal, and this Subscription Agreement has been duly and validly authorized, executed and delivered by or on behalf of, and, when accepted by the Company, will constitute a legal, valid and binding obligation enforceable in accordance with the terms hereof (subject to bankruptcy, insolvency and other laws limiting the enforceability of creditors’ rights and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction) against, such principal;

(x)

if the Subscriber is not subscribing as principal, the Subscriber acknowledges that the Company may be required by law to disclose to applicable securities regulatory authorities or stock exchanges information concerning the identities of each beneficial purchaser for whom the Subscriber is acting hereunder;

(y)

the Subscriber has such knowledge and experience in financial and business affairs as to be capable of evaluating the merits and risks of the Subscriber’s investment and is able to bear the economic risks of loss of the Subscriber’s investment;

(z)	the Subscriber realizes that an investment in the Shares involves a high degree of risk and will be a highly speculative investment;

(aa)

if required by the TSX, the Subscriber will execute, deliver, file and otherwise assist the Company in filing, such reports, undertakings and other documents with respect to the issue of the Shares as may be required by the TSX;

(bb)

the funds representing the aggregate subscription price for the Shares will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the Subscriber acknowledges that the Company may in the future be required by law to disclose the Subscriber’s name and other information relating to this Subscription Agreement and the Subscriber’s subscription hereunder, on a confidential basis, pursuant to such Act. To the best of the Subscriber’s knowledge, none of the subscription funds to be provided by the Subscriber (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States, or any other jurisdiction, or (ii) are being tendered on behalf of a person or entity who has not been identified to the Subscriber. The Subscriber shall promptly notify the Company if the Subscriber discovers that any of the foregoing representations ceases to be true;

(cc)

the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in a violation of: (i) any of the terms and provisions of any law applicable to the Subscriber, or (ii) any of the Subscriber’s constating documents, if applicable, or (iii) any agreement to which the Subscriber is a party or by which the Subscriber is bound, except in the case of clauses (i) and (iii) above, for such violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Subscriber to perform its obligations hereunder;

(dd)

there will be tax consequences to the Subscriber upon disposition of the Securities (including conversion of Preferred Shares, if any); such tax consequences may be material to the Subscriber; it is the sole responsibility of the Subscriber to determine and assess such tax consequences as may apply to the Subscriber’s particular circumstances; and the Company gives no opinion and makes no representation with respect to the tax consequences to the Subscriber under Canadian federal, provincial or other tax laws of the Subscriber’s acquisition, disposition or holding of the Securities;

(ee)

the Subscriber confirms that it is solely responsible for obtaining its own legal, tax, investment and other professional advice with respect to the execution, delivery and performance by it of this Subscription Agreement and the transactions contemplated hereunder including the suitability of the Securities as an investment for the Subscriber, trading in the Securities, the tax consequences of purchasing and dealing with the Securities, and the resale restrictions and “hold periods” to which the Securities are or may be subject under Canadian Securities Laws and other applicable securities laws. The Subscriber has not relied upon any statements made by or purporting to have been made on behalf of the Company or its counsel with respect to such matters;

(ff)

the Subscriber acknowledges and agrees that all costs and expenses incurred by the Subscriber (including any fees and disbursements of any special counsel retained by the Subscriber) relating to the purchase of the Shares shall be borne by the Subscriber; and

(gg)	the Subscriber acknowledges that the Company’s counsel is acting solely as counsel to the Company and not as counsel to the Subscriber.

3.2

The Subscriber acknowledges that the representations, warranties and covenants of the Subscriber contained herein, including the schedules and appendix hereto, as applicable, are made with the intent that they may be relied upon by the Company and its counsel in determining the Subscriber’s (and for certainty, if applicable, the Disclosed Principal’s) eligibility to purchase the Shares under Canadian Securities Laws and other applicable securities laws. The Subscriber further covenants that by acceptance of the Shares, the Subscriber shall be representing and warranting that such representations and warranties are true as at the closing time on the Closing Date as if made at that time.

4.                  Representations, Warranties and Covenants of the Company

4.1

The Company hereby represents, warrants and covenants to the Subscriber the following, and acknowledges that the Subscriber is relying on such representations and warranties in connection with the transactions contemplated herein:

(a)

Financial Statements. The audited consolidated financial statements of the Company for period ended December 31, 2016 (the “Audited Financial Statements”) and the unaudited interim financial statement for the period ended September 30, 2017, together with the related schedules and notes (collectively, the “Financial Statements”), present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries at the dates indicated and the statement of operations, shareholders’ equity and cash flows of the Company and its consolidated subsidiaries for the periods specified; the Financial Statements have been prepared in conformity with IFRS, applied on a consistent basis throughout the periods involved. The supporting schedules, if any, present fairly, in all material respects, in accordance with IFRS the information required to be stated therein.

(b)

Independent Accountants. The accountants who certified the Audited Financial Statements are (i) independent public accountants as required by the U.S. Securities Act and the Public Company Accounting Oversight Board, and (ii) independent with respect to the Company as required by Canadian Securities Laws; and in the period of three years prior to the date hereof, there has not been any reportable event (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations) between the Company and such accountant.

(c)

Sarbanes-Oxley Act of 2002. The Company is in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated in connection therewith.

(d)

Information Record. The Public Disclosure Record is, as of the date of such information, true and correct in all material respects and does not contain a misrepresentation, and no material fact or facts have been omitted therefrom which would make such information materially misleading.

(e)

No Material Adverse Change in Business. Except as otherwise stated therein, since the respective dates as of which information is given in the Public Disclosure Record, (A) there has been no Material Adverse Effect, (B) there have been no transactions entered into by the Company or its subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its subsidiaries considered individually and on a consolidated basis, and (C) there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its securities. The Company and its subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent.

(f)

Incorporation and Existence of the Company. The Company has been duly organized and is validly existing as a corporation under the laws of the Province of Ontario and has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Public Disclosure Record and to enter into and perform its obligations under this Agreement; and the Company is duly qualified as a foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to so qualify or to be in good standing would not result in a Material Adverse Effect.

(g)

Subsidiaries. The Company does not own, directly or indirectly, any shares of stock or any other equity or long-term debt securities of any corporation or have any equity interest in any corporation, firm, partnership, joint venture, association or other entity, other than those identified in the Public Disclosure Record. Each subsidiary of the Company has been duly incorporated, is validly existing and in good standing under the laws of the jurisdiction of its formation, has the corporate or other similar power and capacity to own its property and to conduct its business as currently conducted and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification.

(h)

Capitalization. The authorized, issued and outstanding share capital of the Company is as set forth in the Public Disclosure Record (except for subsequent issuances, if any, (A) pursuant to this Agreement, (B) pursuant to reservations, agreements or employee benefit plans referred to in the Public Disclosure Record or (C) pursuant to the exercise of convertible securities or options referred to in the Public Disclosure Record). The outstanding shares in the capital of the Company have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding shares in the capital of the Company were issued in violation of the preemptive or other similar rights of any securityholder of the Company or other person. There are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Shares, except where such provisions have been waived on or prior to the Closing Date.

(i)

Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid, binding and enforceable obligation of the Company (except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law).

(j)

Authorization and Description of Shares. The Shares to be purchased by the Subscriber from the Company have been duly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against payment of the consideration set forth herein, will be validly issued and fully paid and non-assessable; and, the issuance of the Shares is not subject to the preemptive or other similar rights of any securityholder of the Company or other person, other than as disclosed herein and in respect of which enforceable waivers have been received by the Company. The Shares conform to all statements relating thereto contained in the Public Disclosure Record and such description conforms to the rights set forth in the instruments defining the same. No holder of Shares will be subject to personal liability by reason of being such a holder. Assuming the accuracy of each of the representations and warranties set forth in Section 3.1 of this Agreement, the offer and issuance by the Company of the Shares is exempt from registration under the U.S. Securities Act.

(k)

Registration Rights. There are no persons with registration rights or other similar rights to have any Shares registered for sale or otherwise registered for sale or sold by the Company under the U.S. Securities Act pursuant to this Agreement, other than (i) those rights that have been disclosed in the Public Disclosure Record and have been waived on or prior to the Closing Date, and (ii) as set out in Section 5.9.

(l)

Absence of Violations, Defaults and Conflicts. Neither the Company nor its subsidiaries is (A) in violation of its charter, by-laws or similar organizational document, (B) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or its subsidiaries is a party or by which either of them may be bound or to which any of the properties or assets of the Company or any subsidiary is subject (collectively, “Agreements and Instruments”), except for such defaults that would not, singly or in the aggregate, result in a Material Adverse Effect, or (C) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency (including, without limitation, the rules and regulations of the Exchanges) having jurisdiction over the Company or its subsidiaries or any of their respective properties, assets or operations (each, a “Governmental Entity”), except for such violations that would not, singly or in the aggregate, result in a Material Adverse Effect. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein (including the issuance and sale of the Shares) and compliance by the Company with its obligations hereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, security interest, charge or encumbrance upon any properties or assets of the Company or its subsidiaries pursuant to, the Agreements and Instruments (except for such conflicts, breaches, defaults or Repayment Events or liens, security interests, charges or encumbrances that would not, singly or in the aggregate, result in a Material Adverse Effect), nor will such action result in any violation of the provisions of the charter, by-laws or similar organizational document of the Company or its subsidiaries or any law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity. The issuance by the Company of the Shares shall not have the effect of delisting or suspending the Common Shares from the Exchanges. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or its subsidiaries.

(m)

Use of Proceeds. The Company will use the net proceeds received from the Private Placement to continue the development of TTI-621 in hematologic cancers and solid tumors, additional product candidate development, working capital and general corporate purposes.

(n)

Listing. The Preferred Shares will not be listed or posted for trading on the Exchanges. The Common Shares and the Underlying Shares have been approved for listing on the Exchanges, subject to official notice of issuance.

(o)

Absence of Labor Dispute. No labor dispute with the employees of the Company or its subsidiaries exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its subsidiaries’ principal suppliers, manufacturers, customers or contractors, which, in either case, would result in a Material Adverse Effect.

(p)

Absence of Proceedings. Except as disclosed in the Public Disclosure Record, there is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Entity (including, without limitation, any action, suit proceeding, inquiry or investigation before or brought by the U.S. Food and Drug Administration (the “FDA”)) now pending or, to the knowledge of the Company, threatened, against or affecting the Company or its subsidiaries, which would reasonably be expected to result in a Material Adverse Effect; and the aggregate of all pending legal or governmental proceedings to which the Company or any such subsidiaries is a party or of which any of their respective properties or assets is the subject which are not described in the Public Disclosure Record, including ordinary routine litigation incidental to the business, would not reasonably be expected to result in a Material Adverse Effect.

(q)

Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Governmental Entity is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Shares hereunder or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained, a Form D with the SEC, the Canadian Securities Laws, the rules of the Exchanges, state securities laws or the rules of FINRA. All filings detailed above will be made timely after the Closing Date, and the Company is unaware of any facts or circumstances which might prevent the Company from obtaining or effecting any of the registration, application or filings contemplated by this Agreement.

(r)

Conduct of Business; Possession of Licenses and Permits. Neither the Company nor any of its subsidiaries is in violation of any term of or in default under its Articles of Incorporation, any certificate of designations, preferences or rights of any other outstanding series of preferred stock of the Company or any of its subsidiaries or Bylaws or their organizational charter, certificate of formation or certificate of incorporation or bylaws, respectively. Neither the Company nor any of its subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or any of its subsidiaries, and neither the Company nor any of its subsidiaries will conduct its business in violation of any of the foregoing, except in all cases for possible violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, the Company is not in violation of any of the rules, regulations or requirements of the Exchanges and has no knowledge of any facts or circumstances that would reasonably lead to delisting or suspension of the Common Shares by the Exchanges in the foreseeable future. During the two (2) years prior to the date hereof, (i) the Common Shares have been listed or designated for quotation on the Exchanges, (ii) trading in the Common Shares have not been suspended by the SEC or the Exchanges and (iii) the Company has received no communication, written or oral, from the SEC or the Exchanges regarding the suspension or delisting of the Common Shares from the Exchanges. The Company and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate Governmental Entities necessary to conduct the business now operated by them, except where the failure so to possess would not, singly or in the aggregate, result in a Material Adverse Effect. The Company and its subsidiaries are in compliance with the terms and conditions of all Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, result in a Material Adverse Effect. All of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, singly or in the aggregate, result in a Material Adverse Effect. Neither the Company nor its subsidiaries has received any notice of proceedings relating to the revocation or modification of any Governmental Licenses which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would result in a Material Adverse Effect.

(s)

Title to Property. The Company and its subsidiaries have good and marketable title to all real property owned by them and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (A) are described in the Public Disclosure Record or (B) do not, singly or in the aggregate, materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company or its subsidiaries; and all of the leases and subleases material to the business of the Company and its subsidiaries, considered as one enterprise, and under which the Company or its subsidiaries holds properties described in the Public Disclosure Record, are in full force and effect, and neither the Company nor any such subsidiaries has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease.

(t)

Title to Intellectual Property. Except as described in the Public Disclosure Record, the Company owns or has valid, binding and enforceable licenses or other rights under the patents, patent applications, licenses, inventions, copyrights, know how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property necessary for, or used in the conduct, or the proposed conduct, of the business of the Company in the manner described in the Public Disclosure Record (collectively, the “Intellectual Property”), except where the failure to so own or possess such Intellectual Property rights would not, singly or in the aggregate, have a Material Adverse Effect; the patents, trademarks, and copyrights, if any, included within the Intellectual Property are valid, enforceable, and subsisting; other than as disclosed in the Public Disclosure Record, (A) the Company is not obligated to pay a material royalty, grant a license to, or provide other material consideration to any third party in connection with the Intellectual Property, (B) the Company has not received any notice of any claim of infringement, misappropriation or conflict with any asserted rights of others with respect to any of the Company’s drug candidates, processes or Intellectual Property, (C) to the knowledge of the Company, neither the sale nor use of any of the discoveries, inventions, drug candidates or processes of the Company referred to in the Public Disclosure Record do or will, infringe, misappropriate or violate any right or valid patent claim of any third party, and (D) to the knowledge of the Company, no third party has any ownership right in or to any Intellectual Property that is owned by the Company, other than any co-owner of any patent constituting Intellectual Property who is listed on the records of the U.S. Patent and Trademark Office (the “USPTO”) and any co-owner of any patent application constituting Intellectual Property who is named in such patent application, and, to the knowledge of the Company, no third party has any ownership right in or to any Intellectual Property in any field of use that is exclusively licensed to the Company, other than any licensor to the Company of such Intellectual Property.

(u)

Patents and Patent Applications. All patents and patent applications owned by or licensed to the Company or under which the Company has rights have, to the knowledge of the Company, been duly and properly filed and maintained, except where the failure to do so would not, singly or in the aggregate, have a Material Adverse Effect; to the knowledge of the Company, the parties prosecuting such applications have complied with their duty of candor and disclosure to the USPTO in connection with such applications; and the Company is not aware of any facts required to be disclosed to the USPTO that were not disclosed to the USPTO and which would preclude the grant of a patent in connection with any such application or would reasonably be expected to form the basis of a finding of invalidity with respect to any patents that have issued with respect to such applications.

(v)

FDA Compliance. Except as described in the Public Disclosure Record, or would not, singly or in the aggregate, result in a Material Adverse Effect, the Company: (A) is and at all times has been in material compliance with all statutes, rules or regulations of the FDA and other comparable Governmental Entities applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product under development, manufactured or distributed by the Company (“Applicable Regulatory Laws”); (B) has not received any FDA Form 483, notice of adverse finding, warning letter, untitled letter or other correspondence or notice from the FDA or any Governmental Entity alleging or asserting material noncompliance with any Applicable Regulatory Laws or any licenses, certificates, approvals, clearances, exemptions, authorizations, permits and supplements or amendments thereto required by any such Applicable Regulatory Laws (“Authorizations”); (C) possesses all material Authorizations and such Authorizations are valid and in full force and effect and the Company is not in material violation of any term of any such Authorizations; (D) has not received notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from the FDA or any Governmental Entity or third party alleging that any product operation or activity is in material violation of any Applicable Regulatory Laws or Authorizations and has no knowledge that the FDA or any Governmental Entity or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding; (E) has not received notice that the FDA or any Governmental Entity has taken, is taking or intends to take action to limit, suspend, modify or revoke any material Authorizations and has no knowledge that the FDA or any Governmental Entity is considering such action; and (F) has filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Regulatory Laws or Authorizations and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission).

(w)

Environmental Laws. Except as described in the Public Disclosure Record or would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor its subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold that are applicable to their businesses (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements, (C) there are no pending or, to the knowledge of the Company threatened, administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or its subsidiaries and (D) there are no events or circumstances that would reasonably be expected to form the basis of an order for clean- up or remediation, or an action, suit or proceeding by any private party or Governmental Entity, against or affecting the Company or its subsidiaries relating to Hazardous Materials or any Environmental Laws.

(x)

Accounting Controls. The Company and its subsidiaries maintain effective internal control over financial reporting (as defined under Rule 13-a15 and 15d-15 under the Exchange Act, and a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets and liabilities; (C) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any differences. Except as described in the Public Disclosure Record, since the end of the Company’s most recent audited fiscal year, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially adversely affected, or is reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

(y)

Tests and Preclinical and Clinical Trials. The studies, tests and preclinical and clinical trials conducted by or, to the Company’s knowledge, on behalf of the Company were and, if still ongoing, are being conducted in all material respects in accordance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and all Authorizations and Applicable Regulatory Laws, including, as applicable, without limitation, the Federal Food, Drug and Cosmetic Act and the rules and regulations promulgated thereunder; the descriptions of the results of such studies, tests and trials contained in the Public Disclosure Record are, to the Company’s knowledge, accurate and complete in all material respects and fairly present the data derived from such studies, tests and trials; except to the extent disclosed in the Public Disclosure Record, or would not, singly or in the aggregate, result in a Material Adverse Effect, the Company is not aware of any studies, tests or trials, the results of which the Company believes reasonably call into question the study, test, or trial results described or referred to in the Public Disclosure Record when viewed in the context in which such results are described and the clinical state of development; and, except to the extent disclosed in the Public Disclosure Record, the Company has not received any notices or correspondence from the FDA or any Governmental Entity requiring the termination or suspension of any studies, tests or preclinical or clinical trials conducted by or on behalf of the Company, other than ordinary course communications with respect to modifications in connection with the design and implementation of such trials.

(z)

Payment of Taxes. Except as disclosed to the Subscriber prior to the date hereof, all federal, provincial and foreign income tax returns of the Company and its subsidiaries required by law to be filed have been filed (in Canada, the United States and otherwise) and all taxes shown by such returns or otherwise assessed, which are due and payable, have been paid (except as would not, singly or in the aggregate, result in a Material Adverse Effect), except assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided. Except as disclosed to the Subscriber prior to the date hereof, the federal, provincial and foreign income tax returns of the Company through the fiscal year ended December 31, 2016 have been settled and no assessment in connection therewith has been made against the Company. The Company and its subsidiaries have filed all other tax returns that are required to have been filed by them pursuant to applicable foreign, state, local or other law except insofar as the failure to file such returns would not, singly or in the aggregate, result in a Material Adverse Effect, and have paid all taxes due pursuant to such returns or pursuant to any assessment received by the Company and its subsidiaries, except for such taxes, if any, as are being contested in good faith and as to which adequate reserves have been established by the Company. The charges, accruals and reserves on the books of the Company in respect of any income and corporation tax liability for any years not finally determined are adequate to meet any assessments or re-assessments for additional income tax for any years not finally determined, except to the extent of any inadequacy that would not, singly or in the aggregate, result in a Material Adverse Effect.

(aa)

Insurance. The Company and its subsidiaries carry or are entitled to the benefits of insurance, with financially sound and reputable insurers, in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the same or similar business, and all such insurance is in full force and effect. The Company has no reason to believe that it or its subsidiaries will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not, singly or in the aggregate, result in a Material Adverse Effect. Neither of the Company nor its subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

(bb)

Investment Company Act. Neither the Company nor any subsidiary is and, after giving effect to the offering and sale of the Shares and the application of the proceeds thereof, none of them will be, required to be registered as an “investment company” or a company controlled by an “investment company” pursuant to the Investment Company Act of 1940, as amended, or a “controlled foreign corporation”, as defined in the Internal Revenue Code of 1986, as amended.

(cc)

Absence of Manipulation. Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed, or would be expected, to cause or result in, or which constitutes, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or to result in a violation of Regulation M under the Exchange Act or Canadian Securities Laws.

(dd)

Foreign Corrupt Practices Act. None of the Company, its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(ee)

Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any Governmental Entity involving the Company or its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(ff)

OFAC. None of the Company, its subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or representative of the Company or its subsidiaries is an individual or entity (“Person”) currently the subject or target of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control, the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company located, organized or resident in a country or territory that is the subject of Sanctions; and the Company will not directly or indirectly use the proceeds of the sale of the Shares, or knowingly lend, contribute or otherwise make available such proceeds to any subsidiaries, joint venture partners or other Person, to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.

(gg)	Foreign Private Issuer. The Company is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act.

(hh)

Reporting Requirements. The Company is a reporting issuer under the applicable Canadian Securities Laws of each of the Provinces, is not in default under applicable Canadian Securities Laws and is not on the list of defaulting reporting issuers maintained by the securities regulatory authority in each such Province; the Company is in compliance, in all material respects, with its obligations under the rules of the Exchanges; and the Company has not filed any confidential material change reports with any of the securities regulatory authority in each such Province that remain confidential at the date hereof.

(ii)

Activities in Canada. Neither the Company, nor to the knowledge of the Company any person acting on behalf of the Company, has directly or indirectly offered, sold or delivered the Shares (x) in violation of the requirements of the TSX or (y) in Canada or to persons who it knows are acting on the behalf of persons in Canada or to any person whom it believes intends to reoffer, resell or deliver the Shares in Canada or to any persons in Canada or acting on the behalf of persons in Canada, or otherwise has solicited or will solicit such persons or has done or will do any act in furtherance of the foregoing. Without limiting the generality of the foregoing, other than filings or disclosures required to be made with or by the TSX, the Ontario Securities Commission and other Canadian provincial securities regulators pursuant to Canadian Securities Laws, neither the Company, nor any person acting on behalf of the Company, has or will conduct road shows, seminars or similar activities in Canada in furtherance of the distribution of the Shares nor has it taken or will it take any other action for the purpose of, or that could reasonably be expected to have the effect of, preparing the market in Canada, or creating a demand in Canada, for the Shares.

(jj)

Statistical and Market-Related Data. Any statistical and market-related data included or incorporated by reference in the Public Disclosure Record are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.

(kk)

Rating. The Company has no debt securities or preferred shares that are rated by any “nationally recognized statistical rating organization” (as that term is defined by the SEC for purposes of Rule 436(g)(2) under the U.S. Securities Act).

(ll)

Underlying Shares. The Preferred Shares will be convertible into the Underlying Shares in accordance with the terms of the Preferred Shares set forth in the Articles of Amalgamation. The aggregate number of Underlying Shares into which the Preferred Shares may be converted has been and will be duly authorized and reserved for issuance by the Company and such Underlying Shares, when issued upon such conversion or delivery (as the case may be) in accordance with the terms of the Preferred Shares set forth in the Articles of Amalgamation, will be validly issued, fully paid and non-assessable and will not be subject to any preemptive or similar rights, other than as disclosed herein.

(mm)

No Credit. The Company has not, directly or indirectly, including through any subsidiary, extended or maintained credit, or arranged for the extension of credit, or renewed any extension of credit, in the form of a personal loan to or for any of its directors or executive officers.

(nn)

Board Committees. The Company’s board of directors meets the independence requirements of, and has established an audit committee and a compensation committee, in each case, that meets the independence requirements of, the rules and regulations of the SEC and the NASDAQ Capital Market, as would be applicable to a U.S. domestic issuer.

(oo)

No General Solicitation; Fees. Neither the Company, nor any of its subsidiaries or affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D promulgated under the U.S. Securities Act) in connection with the offer or sale of the Shares. The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or brokers’ commissions (other than for persons engaged by the Subscriber or its investment advisor) relating to or arising out of the transactions contemplated hereby, including, without limitation, as set forth in Section 8. The Company shall pay, and hold the Subscriber harmless against, any liability, loss or expense (including, without limitation, attorney’s fees and out-of-pocket expenses) arising in connection with any such claim.

(pp)

No Integrated Offering. None of the Company, its subsidiaries or any of their affiliates, nor any person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Shares under the U.S. Securities Act, whether through integration with prior offerings or otherwise, or cause this offering of the Securities to require approval of shareholders of the Company for purposes of the U.S. Securities Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated for quotation. None of the Company, its subsidiaries, their affiliates nor any person acting on their behalf will take any action or steps that would require registration of the issuance of any of the Shares under the U.S. Securities Act or cause the offering of any of the Shares to be integrated with other offerings for purposes of any such applicable shareholder approval provisions.

(qq)

Application of Takeover Protections; Rights Agreement. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, interested shareholder, business combination, poison pill (including, without limitation, any distribution under a rights agreement) or other similar anti-takeover provision under the Articles of Incorporation, Bylaws or other organizational documents or the laws of the jurisdiction of its formation which is or could become applicable to the Subscriber as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Shares and the Subscriber’s ownership of the Shares. The Company and its Board of Directors have taken all necessary action, if any, in order to render inapplicable any shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Shares or a change in control of the Company or any of its subsidiaries.

(rr)

Transactions With Affiliates. None of the officers, directors or employees of the Company or any of its subsidiaries is presently a party to any transaction with the Company or any of its subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Company or any of its subsidiaries, any corporation, partnership, trust or other person in which any such officer, director, or employee has a substantial interest or is an employee, officer, director, trustee or partner.

(ss)	Shell Company Status. The Company is not, and has never been, an issuer identified in, or subject to, Rule 144(i) promulgated under the U.S. Securities Act.

(tt)

Disclosure. Except for discussions specifically regarding the offer and sale of the Shares, the Company confirms that neither it nor any other person acting on its behalf has provided the Subscriber or its agents or counsel with any information that constitutes or could reasonably be expected to constitute material, non-public information concerning the Company or any of its subsidiaries, other than the existence of the transactions contemplated by this Agreement and the Private Placement. The Company understands and confirms that the Subscriber will rely on the foregoing representations in effecting transactions in securities of the Company. All disclosure provided to the Subscriber regarding the Company and its subsidiaries, their businesses and the transactions contemplated hereby, including the schedules to this Agreement, furnished by or on behalf of the Company or any of its subsidiaries is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. All of the written information furnished after the date hereof by or on behalf of the Company or any of its subsidiaries to the Subscriber pursuant to or in connection with this Agreement, taken as a whole, will be true and correct in all material respects as of the date on which such information is so provided and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. No event or circumstance has occurred or information exists with respect to the Company or any of its subsidiaries or its or their business, properties, liabilities, prospects, operations (including results thereof) or conditions (financial or otherwise), which, under applicable law, rule or regulation, requires public disclosure at or before the date hereof or announcement by the Company but which has not been so publicly disclosed. The Company acknowledges and agrees that the Subscriber makes no or has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.1.

(uu)

No Disqualification Events. With respect to Shares to be offered and sold hereunder in reliance on Rule 506(b) under the U.S. Securities Act (“Regulation D Securities”), none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person” and, together, “Issuer Covered Persons”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the U.S. Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) promulgated under the U.S. Securities Act. The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e) promulgated under the U.S. Securities Act, and has furnished to the Subscriber a copy of any disclosures provided thereunder.

(vv)

Other Covered Persons. The Company is not aware of any Person (other than the Placement Agent) that has been or will be paid (directly or indirectly) remuneration for solicitation of the Subscriber or potential purchasers in connection with the sale of any Regulation D Securities.

5.                  Covenants

5.1	Best Efforts. Each party shall use its best efforts timely to satisfy each of the covenants and the conditions to be satisfied by it as provided in Section 6 of this Agreement.

5.2

Form D and Blue Sky. The Company agrees to file a Form D with respect to the Shares as required under Regulation D promulgated under the U.S. Securities Act. The Company shall, on or before the Closing Date, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Subscriber on the Closing Date pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Subscriber on or prior to the Closing Date. The Company shall make all filings and reports relating to the offer and sale of the Shares required under applicable securities or “Blue Sky” laws of the states of the United States following the Closing Date.

5.3

Reporting Status. Until the earlier of (i) the fifth (5th) anniversary of the Closing Date, and (ii) the date on which the Subscriber shall have sold all of the Shares (the “Reporting Period”), the Company shall timely file all reports required to be filed with the SEC pursuant to the Exchange Act, and the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would no longer require or otherwise permit such termination, except in each case, pursuant to a business combination or similar transaction where all the outstanding securities of the Company have been exchanged for cash or the securities of another issuer which is an issuer required to file reports under the Exchange Act or a reporting issuer under any Canadian Securities Laws (the “Reporting Exception”).

5.4

Listing. The Company shall promptly secure the listing of all of the Common Shares and the Underlying Shares upon each national securities exchange and automated quotation system, if any, upon which the Common Shares are then listed (subject to official notice of issuance) and shall use its best efforts to maintain such listing of all Common Shares and Underlying Shares from time to time issuable under the terms of this Agreement during the Reporting Period. Subject to the Reporting Exception, the Company shall use its best efforts to maintain the authorization for quotation of the Common Shares on the Exchanges or any other trading market during the Reporting Period. Subject to the Reporting Exception, neither the Company nor any of its subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on any of the Exchanges during the Reporting Period.

5.5

Disclosure of Transactions and Other Material Information. On or before 8:30 a.m., New York City time, on the first (1st) Business Day after this Agreement has been executed, the Company shall file a Current Report on Form 8-K describing the terms of the transactions contemplated by this Agreement in the form required by the Exchange Act and attaching the material transaction documents (including, without limitation, this Agreement (and all schedules and exhibits to this Agreement)), the Company’s Articles of Amalgamation (including all attachments), the “6 K Filing”). From and after the filing of the 6-K Filing, the Subscriber shall not be in possession of any material, nonpublic information received from the Company, any of its subsidiaries or any of their respective officers, directors, employees, affiliates or agents, that is not disclosed in the 6-K Filing. In addition, effective upon the filing of the 6-K Filing, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and the Subscriber or any of its affiliates, on the other hand, shall terminate and be of no further force or effect. The Company shall not, and shall cause each of its subsidiaries and its and each of their respective officers, directors, employees, affiliates and agents, not to, provide the Subscriber with any material, nonpublic information regarding the Company or any of its subsidiaries from and after the date hereof without the express prior written consent of the Subscriber. If the Subscriber has, or believes it has, received any such material, nonpublic information regarding the Company or any of its subsidiaries from the Company, any of its subsidiaries or any of their respective officers, directors, employees, affiliates or agents, it may provide the Company with written notice thereof. The Company shall, within two (2) Business Days of receipt of such notice, make public disclosure of such material, nonpublic information. To the extent that the Company delivers any material, non-public information to the Subscriber without its prior written consent, the Company hereby covenants and agrees that the Subscriber shall not have any duty of confidentiality to the Company, any of its subsidiaries or any of their respective officers, directors, employees, affiliates or agents with respect to, or a duty to the Company, any of its subsidiaries or any of their respective officers, directors, employees, affiliates or agents not to trade on the basis of, such material, non-public information. Subject to the foregoing, neither the Company, its subsidiaries nor the Subscriber shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of the Subscriber, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause (i) the Subscriber shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of the Subscriber, neither the Company nor any of its subsidiaries or affiliates shall disclose the name of the Subscriber in any filing, announcement, release or otherwise.

5.6

Conduct of Business. The business of the Company and its subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect. During the Reporting Period, the Company will not conduct its business in a manner that will required it to be registered as an “investment company” pursuant to the Investment Company Act of 1940, as amended.

5.7

Notice of Disqualification Events. The Company will notify the Subscriber in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Issuer Covered Person.

5.8

Public Information. At any time during the period commencing from the six (6) month anniversary of the Closing Date and ending at such time that all of the Shares, if a registration statement is not available for the resale of all of the Shares, may be sold without restriction or limitation pursuant to Rule 144 promulgated under the U.S. Securities Act and without the requirement to be in compliance with Rule 144(c)(1), if the Company shall (i) fail for any reason to satisfy the requirements of Rule 144(c)(1), including, without limitation, the failure to satisfy the current public information requirements under Rule 144(c) or (ii) if the Company has ever been an issuer described in Rule 144(i)(1)(i) or becomes such an issuer in the future, and the Company shall fail to satisfy any condition set forth in Rule 144(i)(2) (each, a “Public Information Failure”) then, as partial relief for the damages to any holder of Shares by reason of any such delay in or reduction of its ability to sell the Shares (which remedy shall not be exclusive of any other remedies available at law or in equity), the Company shall pay to each such holder an amount in cash equal to two percent (2.0%) of the Aggregate Purchase Price of such holder’s Shares on the day of a Public Information Failure and on every thirtieth day (pro rated for periods totaling less than thirty days) thereafter until the earlier of (i) the date such Public Information Failure is cured and (ii) such time that such Public Information Failure no longer prevents a holder of Securities from selling such Securities pursuant to Rule 144 without any restrictions or limitations. The payments to which a holder shall be entitled pursuant to this Section 5.8 are referred to herein as “Public Information Failure Payments.” Public Information Failure Payments shall be paid on the earlier of (I) the last day of the calendar month during which such Public Information Failure Payments are incurred and (II) the third Business Day after the event or failure giving rise to the Public Information Failure Payments is cured. In the event the Company fails to make Public Information Failure Payments in a timely manner, such Public Information Failure Payments shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full.

5.9

Registration Rights. The Company shall prepare, and, as soon as practicable but in no event later than the date which is sixty (60) calendar days after the Closing Date, file with the SEC a registration statement on Form F-3 covering the resale of all of the Securities by the Subscriber (the “U.S. Registration Statement”). The Company shall use its best efforts to have the U.S. Registration Statement declared effective by the SEC as soon as practicable, but in no event later than the date which is ninety (90) calendar days after the Closing Date. The Company shall enter into a registration rights agreement with the Subscriber with respect to the resale of the Securities in the U.S., which shall include the foregoing and other customary terms and conditions, in form and substance reasonably acceptable to the Subscriber and the Company by no later than the date that is thirty (30) days following the Closing Date.

6.                  Closing and Closing Deliveries

6.1

The sale of the Shares by the Company to the Subscriber will be completed on the Closing Date at a time and location to be determined by the Company after receipt of the Exchanges’ conditional approval of the Private Placement, provided that the Closing Date shall be no later than that permitted by the Exchanges. The sale of the Shares under the Private Placement may be completed in one or more closings. At the closing time, the Company shall deliver to the Subscriber (i) certificates representing the Shares forming part of the Shares, against delivery of the Aggregate Subscription Price and the deliverables set out below.

6.2

Subject to Sections 6.3 and 6.4, the Subscriber agrees to deliver the following to the Company and its counsel, as applicable, following the due execution and delivery of this Agreement by the Company:

(a)

a certified cheque, money order, bank draft, wire transfer or in such other manner as is acceptable to the Company in the amount of the Aggregate Subscription Price payable to “Trillium Therapeutics Inc.” pursuant to the following wire instructions:

Incoming US $ wires:

Intermediary/Correspondent Bank: JP Morgan Chase
ABA #: 021000021
Beneficiary Bank: RBC Royal Bank
Bank Address: 6880 FINANCIAL DR, MISSISSAUGA, ON, L5N 7Y5
Account #:4002622
Branch #/Transit: 03212
Bank #: 003
SWIFT Code: ROYCCAT2
Currency: US
Beneficiary: Trillium Therapeutics Inc.

ACH/EFT transfers:

ABA #: 026004093
Account# (12 digit – transit & account#)

(b)	this duly completed and executed Subscription Agreement, including all applicable schedules, sent to the Company at:

Trillium Therapeutics Inc.
2488 Dunwin Drive
Mississauga, Ontario, Canada
L5L 1J9

Attention: James Parsons, Chief Financial Officer
Telephone: 416 595-0627
Fax: 416-595-5835
Email: james@trilliumtherapeutics.com;

(c)

a duly completed and executed Subscriber Certificate in the form attached hereto as Schedule A, and the Subscriber has circled the appropriate clause in Item 2 thereto and initialled the appropriate category in the Appendix 1 attached thereto; and

(d)

if the Subscriber is, or is subscribing for the account or benefit of, a person in the United States or a U.S. Person, a duly completed and executed copy of the United States Persons Representation Letter attached hereto as Schedule B and the Subscriber has initialled the appropriate category of U.S. Accredited Investor identified in Part B thereto.

6.3

The obligations of the Subscriber hereunder are subject to the accuracy of the representations and warranties of the Company contained herein as of the date hereof and as of the Closing Date, to the performance by the Company of its covenants and other obligations hereunder on or prior to the Closing Date, and to the following further conditions:

	(a)	at the date of this Agreement, the Subscriber shall have received an agreement substantially in the form of Exhibit A hereto signed by the directors and officers of the Company;

(b)

the Company shall have duly executed and delivered to the Subscriber this Agreement and the Shares (allocated in such amounts as the Subscriber shall request), being purchased by the Subscriber on the Closing Date pursuant to this Agreement;

(c)

the Subscriber shall have received the opinion of Baker & McKenzie LLP, the Company’s outside Canadian counsel, dated as of the Closing Date, in form and substance acceptable to the Subscriber, with respect to certain customary Canadian corporate and securities matters;

(d)

the Subscriber shall have received the opinion of Goodwin Procter LLP, the Company’s outside United States counsel, dated as of the Closing Date, in form and substance acceptable to the Subscriber, with respect to certain customary United States securities matters;

(e)

the Subscriber shall have received a certificate evidencing the formation and good standing of the Company and each of its subsidiaries in such entity’s jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within ten (10) days of the Closing Date;

(f)

(x) the Common Shares (I) shall be designated for quotation or listed on the Exchanges and (II) shall not have been suspended, as of the Closing Date, by the SEC or the Exchanges from trading on the Exchanges nor shall suspension by the SEC or the Exchanges have been threatened, as of the Closing Date, either (A) in writing by the SEC or the Exchanges or (B) by falling below the minimum listing maintenance requirements of the Exchanges; and

(g)	on the Closing Date, the Subscriber shall have received a certificate of the Secretary of the Company, dated the Closing Date, in form and substance reasonably satisfactory to the Subscriber.

The conditions set forth in this Section 6.3 are for the Subscriber’s sole benefit and may be waived by the Subscriber at any time in its sole discretion by providing the Company with prior written notice thereof.

6.4	The parties’ obligations to complete the purchase and sale of the Shares on the Closing Date are subject to the condition that:

(a)

the TSX and the NASDAQ Capital Market shall have conditionally accepted notice of and have approved the transactions contemplated herein and authorized the completion thereof, which condition is for the mutual benefit of the parties and may not be waived by either the Company or the Subscriber,

(b)

the waiver of participation, or participation, in the Private Placement by holders of securities who have certain participation rights to purchase Shares under the Private Placement to maintain their percentage holdings in Common Shares pursuant to subscription agreements entered into on December 13, 2013 with the Company; and

(c)	the conditions of the closing of the Private Placement contained in this Subscription Agreement having been satisfied or waived by the relevant party.

7.                  Termination.

In the event that the Closing Date shall not have occurred with on or before five (5) Business Days from the date hereof due to the Company’s or the Subscriber’s failure to satisfy the conditions set forth in Section 6 above (and the nonbreaching party’s failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date by delivering a written notice to that effect to each other party to this Agreement and without liability of any party to any other party.

8.                  Finder’s Fees

8.1

The Subscriber acknowledges and agrees that (a) the Company may agree to pay a placement agent’s fee in cash in connection with the Private Placement equal to up to 6.0% of the gross proceeds raised in the Private Placement, and (b) such placement agent shall have the benefit of the representations, warranties, covenants and acknowledgments made by the Subscriber to the Company, except as may have been waived by the Company. No other fee or commission is payable by the Company in connection with the completion of the Private Placement.

9.                  Indemnification.

9.1

In consideration of the Subscriber’s execution and delivery of this Agreement and acquiring the Shares thereunder and in addition to all of the Company’s other obligations under this Agreement, the Company shall defend, protect, indemnify and hold harmless the Subscriber and each other holder of the Shares and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in this Agreement or any other certificate, instrument or document contemplated hereby, (b) any breach of any covenant, agreement or obligation of the Company contained in this Agreement or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of this Agreement or any other certificate, instrument or document contemplated hereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Shares, or the status of the Subscriber or holder of the Shares as an investor in the Company pursuant to the transactions contemplated by this Agreement. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law.

9.2

Promptly after receipt by an Indemnitee under this Section 9 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving an Indemnified Liability, such Indemnitee shall, if a claim for indemnification in respect thereof is to be made against any indemnifying party under this Section 9, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnitee; provided, however, that an Indemnitee shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for such Indemnitee to be paid by the indemnifying party, if, in the reasonable opinion of the Indemnitee, the representation by such counsel of the Indemnitee and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnitee and any other party represented by such counsel in such proceeding. Legal counsel referred to in the immediately preceding sentence shall be selected by the Subscriber. The Indemnitee shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or Indemnified Liabilities by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnitee that relates to such action or Indemnified Liabilities. The indemnifying party shall keep the Indemnitee fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld conditioned or delayed, consent to entry of any judgment or enter into any settlement or other compromise which (i) does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnitee of a release from all liability in respect to such Indemnified Liabilities or litigation, (ii) requires any admission of wrongdoing by such Indemnitee, or (iii) obligates or requires an Indemnitee to take, or refrain from taking, any action. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnitee with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnitee under this Section 9 except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

9.3

The indemnification required by this Section 9 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Liabilities are incurred.

9.4

The indemnity agreements contained herein shall be in addition to (x) any cause of action or similar right of the Indemnitee against the indemnifying party or others, and (y) any liabilities the indemnifying party may be subject to pursuant to the law.

9.5

Notwithstanding anything to the contrary herein, no Indemnitee should be entitled to recover any Indemnified Liabilities to the extent that Indemnified Liabilities are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have resulted solely from the Indemnified Party’s material breach of this Subscription Agreement, or the gross negligence, wilful misconduct, or fraud of such Indemnified Party.

10.                General

10.1

All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

10.2

The Company shall be entitled to rely on delivery of an electronic copy of executed subscriptions, and acceptance by the Company of such electronic subscriptions shall be legally effective to create a valid and binding agreement between the Subscriber and the Company in accordance with the terms hereof. Each party acknowledges and agrees that if less than a complete copy of this Subscription Agreement is delivered to such other party hereto at closing, each party will be deemed to have agreed to all of the terms and conditions of the pages not delivered at closing unaltered.

10.3

This Subscription Agreement, including without limitation the representations, warranties and covenants of the Subscriber and the Company contained herein, shall survive and continue in full force and effect and be binding upon the Subscriber and the Company notwithstanding the completion of the sale and issue of the Shares to the Subscriber pursuant hereto and any subsequent disposition by the Subscriber of the Shares, subject to the limitations on survival set out herein. Notwithstanding anything to the contrary herein, the representations and warranties of the Subscriber and the Company contained in this Subscription Agreement and any certificate delivered by the Subscriber or the Company pursuant to this Subscription Agreement or in connection with the purchase of the Shares shall survive and continue in full force until the later of (i) three years following the Closing Date, and (ii) the latest period permitted under the Limitations Act (Ontario) ) in respect of an action or proceeding relating to any misrepresentation or breach of warranty, except in the case of any fraud, which shall not be subject to any such limitation.

10.4

The Subscriber acknowledges and agrees that (a) Cowen and Company, LLC (the “Placement Agent”) is acting solely as placement agent in connection with the Private Placement and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for such Subscriber, the Company or any other person or entity in connection with the execution, delivery and performance of the Subscription Agreement, (b) the Placement Agent has not made and will not make any representation or warranty, whether express or implied, of any kind or character, or has provided any advice or recommendation in connection with the execution, delivery and performance of the Subscription Agreement, (c) the Placement Agent will not have any responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the execution, delivery and performance of the Subscription Agreement, or the execution, legality, validity or enforceability (with respect to any person) thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company, and (d) the Placement Agent will not have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by such Subscriber, the Company or any other person or entity), whether in contract, tort or otherwise, to such Subscriber, or to any person claiming through it, in respect of the execution, delivery and performance of the Subscription Agreement.

10.5

The Subscriber acknowledges that this Subscription Agreement requires the Subscriber to provide Personal Information to the Company. Such information is being collected by the Company for the purposes of completing the sale of the Shares, which includes, without limitation, determining the Subscriber’s eligibility to purchase the Shares under applicable securities legislation, preparing and registering certificates or a non- certificated book position, as the case may be, representing the Shares to be issued to the Subscriber and completing filings required by the Exchanges and applicable securities regulatory authorities. The Personal Information may be disclosed by the Company to: (a) the Exchanges; (b) the securities regulatory or taxation authorities; (c) the Company’s registrar and transfer agent; and (d) any of the other parties involved in the sale of the Shares, including legal counsel to the Company, and may be included in record books in connection with the Private Placement. By executing this Subscription Agreement, the Subscriber is deemed to be consenting to the collection, use and disclosure of the Personal Information as described herein. The Subscriber also consents to the filing of copies or originals of any of the Subscriber’s documents described in Section 3.1(aa) hereof as may be required to be filed with the TSX in connection with the transactions contemplated hereby. The Subscriber acknowledges that it has been notified by the Company (a) of the delivery to the Ontario Securities Commission of the full name, residential address and telephone number of the Subscriber, the number and type of securities purchased, the total purchase price, the exemption relied upon and the date of distribution; (b) that this information is being collected indirectly by the Ontario Securities Commission under the authority granted to it in securities legislation; (c) that this information is being collected for the purposes of the administration and enforcement of the securities legislation; and (d) that public official at the Ontario Securities Commission (20 Queen Street West, 22nd Floor, Toronto, Ontario M5H 3S8, Telephone: (416) 593- 8314, Toll free in Canada: 1-877-785-1555, Facsimile: (416) 593-8122, Email: exemptmarketfilings@osc.gov.on.ca, Inquiries Officer) can be contacted regarding any questions about the Ontario Securities Commission’s indirect collection of this information. (For certainty, references in this Section 10.5 to the “Subscriber” include the Disclosed Principal, if applicable.)

10.6

The terms and provisions of this subscription shall be binding upon and enure to the benefit of the Subscriber (including, if applicable, each Disclosed Principal), the Company and their respective heirs, executors, administrators, legal representatives, successors and/or assigns, provided that no assignment shall be made by any party without the prior written consent of the other party.

10.7

Any notice, document or communication required to be given by a party hereto shall be in writing and is sufficiently given if delivered personally, or if sent by prepaid registered mail, or if transmitted by any form of recorded telecommunication tested prior to transmission, to such party addressed as follows:

To the Company at:

Trillium Therapeutics Inc.
2488 Dunwin Drive
Mississauga, Ontario, Canada
L5L 1J9

Attention:      James Parsons, Chief Financial Officer
Email:              james@trilliumtherapeutics.com

with a copy to (which shall not constitute notice):

Baker & McKenzie LLP
Brookfield Place, Bay/Wellington Tower
181 Bay Street, Suite 2100
Toronto, Ontario M5J 2T3

Attention:      Sonia Yung
Email:              sonia.yung@bakermckenzie.com

To the Subscriber, at the Subscriber’s address or the Subscriber’s email address (if by electronic mail) shown on the cover page of this Subscription Agreement.

To the Company’s registrar and transfer agent at:

Computershare Investor Services Inc.
100 University Avenue,
Toronto, ON M5J 2Y1

Attention: Josette Koffyberg, Relationship Manager, Client Services
josette.koffyberg@computershare.com

Notice so mailed shall be deemed to have been given on the fifth Business Day after deposit in a post office or public letter box. Notice transmitted electronically or delivered personally shall be deemed given on the day of transmission or personal delivery, as the case may be provided that the sender has evidence of successful transmission such as an electronic delivery receipt. Any party may from time to time notify the other in the manner provided herein of any change of address which thereafter, until change by like notice, shall be the address of such party for all purposes hereof.

10.8	Time shall be of the essence of this Subscription Agreement.

10.9

All dollar amounts referred to herein are in Canadian dollars, unless otherwise indicated, and, unless otherwise agreed by the parties hereto, all statements or references to deliver amounts are to be in Canadian dollars.

10.10

This Subscription Agreement constitutes the entire agreement between the Company and the Subscriber and supersedes every previous agreement, communication, expectation, negotiation, representation, warranty or understanding whether oral or written, express or implied, statutory or otherwise, between the parties with respect to the subject matter of this Subscription Agreement.

10.11

Each party will execute and deliver such further agreements and documents and do such further acts and things as any other party reasonably requests to evidence, carry out or give full force and effect to the intent of this Subscription Agreement.

10.12

The parties hereby confirm their express wish that this Subscription Agreement and all documents relating hereto be drawn up in English only, but without prejudice to any such documents or instruments which may from time to time be drawn up in French only or in both English and French. Les parties aux présentes confirment leur volonté que le présent contrat de même que tous autres documents s'y rapportant soient rédigés en anglais seulement, mais sans préjudice cependant à tous tels documents qui pourront a l'occasion être rédigés en français seulement ou à la fois en français et en anglais.

SCHEDULE A
SUBSCRIBER CERTIFICATE

TO:      TRILLIUM THERAPEUTICS INC. (the “Company”)

Each capitalized term not otherwise defined herein shall have the same meaning ascribed thereto in the Subscription Agreement to which this Subscriber Certificate is attached. This Subscriber Certificate forms a part of the Subscription Agreement. For greater certainly, “Subscriber” includes the Disclosed Principal, if applicable.

In connection with the purchase by the undersigned (the “Subscriber”) of Shares of the Company, the Subscriber hereby represents, warrants, covenants and certifies the following to the Company:

1.

the Subscriber is an “accredited investor” within the meaning of National Instrument 45-106 entitled “Prospectus Exemptions” (“NI 45-106”) (or, if in Ontario, section 73.3 of the Securities Act (Ontario)) by virtue of satisfying the indicated criterion as set out in Appendix 1 to this Subscriber Certificate.

2.

If applicable, the Subscriber is deemed to be purchasing as principal pursuant to NI 45-106 with respect to a purchase of the Shares (a) by virtue of the fact that it is a trust company or trust corporation described in clause (p) of the definition of “accredited investor” in Appendix 1 below and is not a trust company or trust corporation registered under the laws of Prince Edward Island that is not registered or authorized under the Trust and Loan Companies Act (Canada) or under comparable legislation in another jurisdiction of Canada, or (b) by virtue of the fact that it is a person or company described in clause (q) of the definition of “accredited investor” in Appendix 1 below.

3.

The above representations, warranties and covenants will be true and correct both as of the execution of the accompanying Subscription Agreement and as of the Closing Date and will survive the completion of the issuance of the Shares; and

4.

The foregoing representations, warranties and covenants are made by the Subscriber with the intent that they be relied upon in determining the Subscriber’s suitability as a purchaser of Shares. The undersigned undertakes to promptly notify the Company in writing of any change in any statement or other information relating to the Subscriber set forth herein which takes place prior to the closing time on the Closing Date.

Dated: ___________________________, 2017

Print name of Subscriber

By:
Signature

Title

THE SUBSCRIBER MUST INITIAL APPLICABLE “ACCREDITED INVESTOR” CRITERION IN
APPENDIX 1 ON THE NEXT PAGE.

APPENDIX 1 TO SCHEDULE A

NOTE: THE SUBSCRIBER MUST INITIAL THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR.

_____	(a)	(i)	except in Ontario, a Canadian financial institution, or a Schedule III bank; or

		(ii)	in Ontario, a financial institution described in paragraph 1, 2 or 3 of subsection 73.1(1) of the Securities Act (Ontario),

_____	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada),

_____	(c)

a subsidiary of any person or company referred to in paragraphs (a) or (b), if the person or company owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,

_____	(d)	a person registered under the securities legislation of a province or territory of Canada as an adviser or dealer, and in Ontario except as otherwise prescribed by applicable regulations,

_____	(e)	an individual registered under the securities legislation of a province or territory of Canada as a representative of a person referred to in paragraph (d),

_____	(e.1)

an individual formerly registered under the securities legislation of a province or territory of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador),

_____	(f)

the Government of Canada or the government of a province or territory of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or the government of a province or territory of Canada,

_____	(g)

a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec,

_____	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,

_____	(i)

a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a province or territory of Canada,

_____	(j)

an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$1,000,000, (Note: see definition of “financial assets” below.)

_____	(j.1)

an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000, (Note: see definition of “financial assets” below.)

_____	(k)

an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year, (Note: your “net income” before taxes is found on your personal income tax return.)

_____	(l)	an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000, (Note: your “net assets” are your total assets (including real estate) minus your total debt.)

_____	(m)

a person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000, as shown on its most recently prepared financial statements, and that was not formed for the sole purpose of making a representation to this effect in order to qualify as an accredited investor, (Note: your “net income” before taxes is found on your income tax return.)

_____	(n)	an investment fund that distributes or has distributed its securities only to

(i)	a person that is or was an accredited investor at the time of the distribution,

(ii)

a person that acquires or acquired securities in the circumstances referred to in Sections 2.10 [Minimum amount investment] or 2.19 [Additional investment in investment funds] of NI 45-106 or equivalent exemptions under applicable securities legislation as specified in Section 8.2 of NI 45-106, or

(iii)	a person described in paragraph (i) or (ii) that acquires or acquired securities under Section 2.18 [Investment fund reinvestment] of NI 45-106,

_____	(o)

an investment fund that distributes or has distributed securities under a prospectus in a province or territory of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt,

_____	(p)

a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a province or territory of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be,

_____	(q)

a person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a province or territory of Canada or a foreign jurisdiction,

_____	(r)

a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the province or territory of the registered charity to give advice on the securities being traded,

_____	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function,

_____	(t)

a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors. If you checked (t), please indicate the name and category of accredited investor (by reference to the applicable letter in this Appendix 1 to Schedule B) of each of:

	Name:	Category of Accredited Investor

Owner:

Owner:

Owner:

[attach sheet if more than 3 owners]

_____	(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser,

_____	(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as an accredited investor, or

_____	(w)

a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse. If you checked (w), please indicate the name and category of accredited investor (by reference to the applicable letter in this Appendix 1 to Schedule A) of each of:

	Name:	Category of Accredited Investor

Individual who established trust:

Trustee:

Trustee:

Trustee:

[attach sheet if more than 3 trustees]
___________________________________________________________

For the purposes hereof:

(a)	“Canadian financial institution” means

	(a)	an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or

(b)

a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

(b)	“control person” means:

	(a)	a person who holds a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer, or

(b)

each person in a combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, which holds in total a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer, and, if a person or combination of persons holds more than 20% of the voting rights attached to all outstanding voting securities of an issuer, the person or combination of persons is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the issuer;

(c)	“director” means:

(a)	a member of the board of directors of a company or an individual who performs similar functions for a company, and

(b)	with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

(d)	“eligibility adviser” means:

	(a)	a person that is registered as an investment dealer and authorized to give advice with respect to the type of security being distributed, and

(b)

in Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not:

(A)	have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders, or control persons, and

(B)

have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

(e)	“executive officer” means, for an issuer, an individual who is:

	(a)	a chair, vice-chair or president,

	(b)	a vice-president in charge of a principal business unit, division or function including sales, finance or production, or

	(c)	performing a policy-making function in respect of the issuer;

(f)	“financial assets” means:

	(a)	cash,

	(b)	securities, or

	(c)	a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

(g)	“founder” means, in respect of an issuer, a person who,

	(a)	acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and

	(b)	at the time of the distribution or trade is actively involved in the business of the issuer;

(h)	“foreign jurisdiction” means a country other than Canada or a political subdivision of a country other than Canada;

(i)

“fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction;

(j)

“investment fund” means a mutual fund or a non-redeemable investment fund and, for greater certainty in British Columbia, includes an employee venture capital corporation and a venture capital corporation;

(k)	“jurisdiction” means a province or territory of Canada except when used in the term foreign jurisdiction;

(l)	“local jurisdiction” means the jurisdiction in which the Canadian securities regulatory authority is situate;

(m)	“non-redeemable investment fund” means an issuer,

	(a)	whose primary purpose is to invest money provided by its securityholders,

	(b)	that does not invest,

(A)	for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or

(B)	for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and

(c)	that is not a mutual fund;

(n)	“person” includes:

	(a)	an individual,

	(b)	a corporation,

	(c)	a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

	(d)	an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

(o)	“regulator” means, for the local jurisdiction, the Executive Director as defined under securities legislation of the local jurisdiction;

(p)	“related entity” means, for an issuer, a person that controls or is controlled by the issuer or that is controlled by the same person that controls the issuer;

(q)	“related liabilities” means:

(a) liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

(b) liabilities that are secured by financial assets;

(r)	“Schedule III bank” means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

(s)	“spouse” means, an individual who,

	(a)	is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,

	(b)	is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or

	(c)	in Alberta, is an individual referred to in paragraph (i) or (ii) above, or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

(t)	“subsidiary” means an issuer that is controlled by another issuer.

All monetary references are in Canadian Dollars.

SCHEDULE B

UNITED STATES PURCHASERS REPRESENTATION LETTER

This Representation Letter is being delivered in connection with the execution and delivery of the Subscription Agreement of the undersigned Subscriber (the “Subscriber”) in connection with the purchase of common shares and/or series II non-voting convertible first preferred shares (collectively, the “Shares) of Trillium Therapeutics Inc. (the “Company”). Capitalized terms used herein and not defined herein will have the meanings ascribed thereto in the Subscription Agreement.

Each Subscriber, in furtherance and not in limitation of the representations, warranties and covenants of such Subscriber in Section 3.1 of the Subscription Agreement, hereby represents, warrants and covenants (which representations, warranties and covenants will survive the Closing Date) on its own behalf and, if applicable, on behalf of any beneficial purchaser for whom the Subscriber is contracting hereunder to and with the Company and acknowledges that the Company and its counsel are relying thereon that:

(a)

The Subscriber is (i) purchasing the Shares as principal for its own account and not for the benefit of any other Person and it is an “accredited investor” as defined in Rule 501(a) of Regulation D under the U.S. Securities Act, as amended (a “U.S. Accredited Investor”); or (ii) subscribing for the Shares as agent for a beneficial purchaser disclosed on the execution page of this Subscription Agreement, in a transaction in which the Subscriber is exercising investment discretion with respect to the purchase of the Shares and the Subscriber and each disclosed purchaser for whom it is acting is a U.S. Accredited Investor and is purchasing as principal for its own account and not for the benefit of any other person; and the Subscriber has initialed the category of U.S. Accredited Investor applicable to the Subscriber and any beneficial purchaser below.

(b)

The Subscriber (and, if the Subscriber is acting on behalf of a beneficial purchaser, such beneficial purchaser) is a U.S. Accredited Investor as a result of satisfying the requirements of the paragraphs below that the Subscriber has indicated (the line identified as “BP” is to be initialled by the undersigned if the beneficial purchaser, if any, satisfies the requirements of the corresponding paragraph).

___	(i)	any bank as defined in Section 3(a)(2) of the U.S. Securities Act;

___	(BP)

___	(ii)	any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the
U.S. Securities Act whether acting in its individual or fiduciary capacity;
___	(BP)

___	(iii)	any broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of
1934;
___	(BP)

___	(iv)	any insurance company as defined in Section 2(a)(13) of the U.S. Securities Act;

___	(BP)

___	(v)	any investment company registered under the Investment Company Act of 1940, or a business development company as defined in Section 2(a)(48) of that Act;
___	(BP)

___	(vi)	any Small Business Investment Company licensed by the U.S. Small Business
Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;
___	(BP)

___	(vii)	any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if
___	(BP)	such plan has total assets in excess of US$5,000,000;

___	(viii)	any employee benefit plan within the meaning of the Employee Retirement Income
Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in
___	(BP)	Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of US$5,000,000, or, if a self-directed plan, with investment decisions made solely by persons that are U.S. Accredited Investors;

___	(ix)	any private business development company as defined in Section 202(a)(22) of the
Investment Advisers Act of 1940;
___	(BP)

___	(x)	any organization described in Section 501(c)(3) of the Internal Revenue Code of 1986,
corporation, Massachusetts or similar business trust, or partnership not formed for the
___	(BP)	specific purpose of acquiring the Shares, with total assets in excess of US$5,000,000;

___	(xi)	a director or executive officer of the Company;

___	(BP)

___	(xii)	a natural person whose individual net worth (excluding (i) as an asset, the primary residence of the natural person and (ii) as a liability, indebtedness secured by such
___	(BP)	residence, up to the estimated fair market value of such residence at the time of sale of the
Shares (except that if the amount of such indebtedness outstanding at such time of sale exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess indebtedness shall be included as a liability) and including as a liability any amount by which indebtedness secured by such residence exceeds the estimated fair market value of such residence at the time of sale of the Shares) or joint net worth with his or her spouse, at the time of that person’s purchase, exceeds US$1,000,000;

___	(xiii)	a natural person who had an individual income in excess of US$200,000 in each of the two most recent years, or joint income with that person’s spouse in excess of US$300,000 in
___	(BP)	each of those years, and has a reasonable expectation of reaching the same income level in the current year;

___	(xiv)	any trust with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the Shares, whose purchase is directed by a sophisticated person, being defined
___	(BP)	as a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment; or

___	(xv)	any entity in which all the equity owners are within one or more of the foregoing categories.
___	(BP)

If the Subscriber is an individual who has marked (b)(xii) or (b)(xiii) above, the Company may request additional information to confirm the Subscriber’s net worth or income, as applicable.

(c)

The Subscriber understands that if it (or any beneficial purchaser on whose behalf it is acting) decides to offer, sell, pledge or otherwise transfer any of the Shares, they may be offered, sold, pledged or otherwise transferred only (i) to the Company, (ii) outside the United States in compliance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (iii) pursuant to a registration statement that has been declared effective under the U.S. Securities Act and is available for resale of the Shares, (iv) in compliance with an exemption from registration under the U.S. Securities Act including Rule 144 or Rule 144A thereunder, if available, or (v) in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws, and, in each case, in compliance with any applicable state securities laws. The Subscriber further understands and agrees that in the event of a transfer pursuant to the foregoing clause (iv) (other than pursuant to Rule 144) or (v), the Company will require a legal opinion of counsel of recognized standing, or other evidence, reasonably satisfactory to the Company to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the U.S. Securities Act.

(d)

The Subscriber understands that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing the Securities, and any certificates issued in exchange or, if applicable, transfer, therefor or in substitution thereof, will bear the following legends (in addition to those set forth in Section 3.1(p) of the Subscription Agreement):

“THE OFFER AND SALE OF SECURITIES REPRESENTED HEREBY [and if Preferred Shares: AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF] HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY STATE SECURITIES LAWS, AND MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT AND IS AVAILABLE FOR RESALE OF THE SECURITIES, (D) IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, INCLUDING RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, OR (E) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICATION STATE SECURITIES LAWS, AND, IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER FURTHER UNDERSTANDS AND AGREES THAT IN THE EVENT OF A TRANSFER PURSUANT TO THE FOREGOING CLAUSE (D) (OTHER THAN PURSUANT TO RULE 144) OR (E), THE CORPORATION WILL REQUIRE A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE CORPORATION. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES. ”

provided, that if the Securities are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S at a time when the Company is a “foreign issuer”, as defined in Regulation S at the time of sale, the legend set forth above shall promptly be removed upon providing an executed declaration to the registrar and transfer agent of the Company and to the Company, in the form set forth as Annex “A” hereto;

provided further, that if any of the Securities are eligible to be sold pursuant to Rule 144 under the U.S. Securities Act and in compliance with any applicable state securities laws, the legend shall promptly be removed upon delivery to the Company’s registrar and transfer agent of a customary representation letter reasonably satisfactory to the Company and its registrar and transfer agent to the effect that the applicable Securities may be sold pursuant to Rule 144.

(e)

The Subscriber consents to the Company making a notation on its records or giving instruction to the registrar and transfer agent of the Company in order to implement the restrictions on transfer and exercise with respect to the Securities set forth and described herein.

(f)

The Subscriber: (i) if a natural person, represents on its behalf; or (ii) if a corporation, partnership, or limited liability company or partnership, or association, joint stock corporation or other entity, represents on its behalf and the behalf of its officers, directors and principal stockholders, connected with the Subscriber as of the date hereof, that it is not subject to any “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the U.S. Securities Act (a “Disqualifying Event”), except for a Disqualifying Event covered by Rule 506(d)(2) or (d)(3).

(g)	Intentionally omitted.

(h)

The Subscriber has not purchased the Shares as a result of any form of “general advertising” or, to its knowledge, “general solicitation” (as those terms are used in Regulation D), including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the Internet or broadcast over radio, television, or the Internet or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(i)

The Subscriber understands that the Company (i) is under no obligation to remain a “foreign issuer” (as defined in Regulation S), (ii) may not be a “foreign issuer” at a time when the Subscriber wishes to transfer the Shares, and (iii) may engage in one or more transactions which could cause the Company not to be a “foreign issuer”. The Subscriber further understands and acknowledges that the loss of the Company’s “foreign issuer” status would impede the Subscriber’s ability to remove any restrictive U.S. legend from the Shares in connection with any resale outside the United States.

(j)	Intentionally omitted.

(k)

The Subscriber, and each beneficial purchaser, if any, is acquiring the Shares for itself for investment purposes only and not with a view to any resale, distribution or other disposition of the Shares in violation of United States federal or state securities laws; provided, however, that by making the representations herein, the Subscriber does not agree to hold any of the Shares for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the U.S. Securities Act.

(l)

The Subscriber understands that the Company is not obligated to file and has no present intention of filing with the SEC or with any securities regulator in any state of the United States any registration statement in respect of resales of the Shares in the United States, except as contemplated under Section 5.9. of the Subscription Agreement.

(m)

The Subscriber understands and acknowledges that the financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which differ in some respects from United States generally accepted accounting principles, and thus may not be comparable to financial statements of United States companies.

(n)

The Subscriber acknowledges and consents to the fact that the Company is collecting the Subscriber’s personal information for the purpose of fulfilling this Private Placement. The Subscriber further acknowledges and consents to the fact that the Company, may be required by applicable securities laws to provide the securities regulators or other authorities pursuant to the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) with any personal information provided by the Subscriber, pursuant to this Private Placement. Notwithstanding that the Subscriber may be purchasing Shares as agent on behalf of an undisclosed principal, the Subscriber agrees to provide, on request, particulars as to the identity of such undisclosed principal as may be required by the Company in order to comply with the foregoing;

(o)

The Subscriber represents and warrants that (a) the funds representing the subscription price for the Shares which will be advanced by it to the Company will not represent proceeds of crime for the purposes of the United States Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act (the “PATRIOT Act”), and it acknowledges that the Company may in the future be required by law to disclose its name and other information relating to the Private Placement and the its subscription hereunder, on a confidential basis, pursuant to the PATRIOT Act, and (b) no portion of the subscription price to be provided by it (i) has been or will be derived from or related to any activity that is deemed criminal under the laws of the United States of America or any other jurisdiction, or (ii) is being tendered on behalf of a person or entity that has not been identified to or by it, and it shall promptly notify the Company if it discovers that any of such representations ceases to be true and provide the Company with appropriate information in connection therewith.

(p)

The Subscriber is aware that its ability to enforce civil liabilities under the United States federal securities laws may be affected adversely by, among other things: (i) the fact that the Company is organized under the laws of Canada; (ii) some or all of the directors and officers may be residents of countries other than the United States; and (iii) all or a substantial portion of the assets of the Company and such persons may be located outside the United States.

(q)

The Subscriber understands and acknowledges that, no offering document or prospectus has been, nor will be, prepared in connection with the offering of the Shares and has conducted its own investigation. The Subscriber has had access to such information concerning the Company as it has considered necessary or appropriate in connection with its investment decision to acquire the Shares (including all information to which it is entitled under Rule 144A(d)(4) under the U.S. Securities Act) and has such knowledge and experience in financial and business matters as to be capable of evaluating independently the merits and risks of its investment and it, and any account for which it is acting, is able to bear the economic risk of loss of its investment in the Shares.

(r)

The provisions of this Representation Letter will be true and correct both as of the date of execution of this Subscription Agreement and as of the Closing Date and will survive after the date of execution of this Subscription Agreement.

The Subscriber undertakes to notify the Company promptly of any change in any representation, warranty or other information relating to the Subscriber or, if applicable, the beneficial purchaser set forth herein, which takes place prior to the Closing Date.

DATED at __________________________ this _______ day of _______________, 2017.

If a Company, Partnership or Other Entity:	If an Individual:

Name of Entity	Signature

Type of Entity	Print or Type Name

Signature of Person Signing

Print or Type Name and Title of Person Signing

ANNEX “A” TO SCHEDULE B

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Trillium Therapeutics Inc.
AND TO:	The registrar and transfer agent for the securities of Trillium Therapeutics Inc.

            The undersigned (A) acknowledges that the sale of the securities of Trillium Therapeutics Inc. (the “Company”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (B) certifies that (1) the undersigned is not an “affiliate” of the Company as that term is defined in Rule 405 under the U.S. Securities Act, a “distributor” or an affiliate of “distributor”, (2) the offer of such securities was made in an “offshore transaction”, (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any “directed selling efforts” in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing-off” the resale restrictions imposed because the securities are “restricted securities” as that term is described in Rule 144(a)(3) under the U.S. Securities Act, and (5) the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Unless otherwise specified, terms set forth above in quotation marks have the meanings given to them by Regulation S under the U.S. Securities Act.

            The undersigned in making this Declaration acknowledges that the Company is relying on the contents hereof and hereby agrees to indemnify and hold harmless the Company for any and all liability, losses, claims and demands in any way related to the subject matter of this Declaration.

DATED at __________________________ this _______ day of _______________, 20__.

By: ____________________________________________
Name:
Title:

AFFIRMATION BY SELLER’S BROKER-DEALER (REQUIRED FOR SALES IN ACCORDANCE WITH SECTION (B)(2)(B) ABOVE)

We have read the foregoing representations of our customer, _________________________ (the “Seller”) dated _______________________, with regard to our sale, for such Seller’s account, of the securities of the Company described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of a “designated offshore securities market” (as defined in Rule 902 of Regulation S under the U.S. Securities Act); (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities, and (D) no selling concession, fee or other remuneration is being paid to us in connection with this offer and sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

Name of Firm

By: ________________________________________________	Date: ______________________________________
Authorized officer